

Mail Stop 3561

June 16, 2016

Jeffrey Katzenberg
Chief Executive Officer
DreamWorks Animation SKG, Inc.
1000 Flower Street
Glendale, CA 91201

> **Re:** **DreamWorks Animation SKG, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 23, 2016**
> **File No. 001-32337**

Dear Mr. Katzenberg:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please provide us with copies of the "board books" and any other materials provided to the board and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisor.

2. Please clarify if true that M&J K B Limited Partnership, M&J K Dream LLC & M&J K Dream Corp. are entities controlled by Jeffrey Katzenberg, and please list these entities in the table or the footnotes to the table on page 73.

Questions and Answers About the Merger, page 10

3. Please add a question and answer that compares the per share consideration with the market price of your shares at the time you entered into the merger agreement.

<u>Why did the Board approve the merger and the merger agreement, page 10</u>

4. Please expand this section to address the factors that the board considered in determining whether to enter into the merger agreement and its rationale for approving the merger. Disclose a brief summary of the material positive and negative factors the board considered in connection with the merger.

<u>Do any of the Company's directors or executive officers, page 11</u>

5. Please disclose here the total amount each of your directors and executive officers may potentially receive in connection with the proposed merger, including potential change in control payments.

<u>The Merger, page 16</u>

<u>Background of the Merger, page 16</u>

6. In each instance where you disclose discussions or proposals of transaction prices, please disclose the market price of the company's common stock as of the relevant date.

7. Please briefly describe why you terminated discussions with Company A and Company B. In addition, please briefly describe any proposed terms offered by Company C and Company D.

8. We note that the last disclosure you have regarding the PE Firm is with respect to an email communication Mr. Merchant received from the PE Firm on April 27, 2016, indicating that the PE Firm's proposal was fully financed for a transaction at $35 per share. Please clarify whether you had further contact with the PE Firm after you reached an offer price of $41 per share by Comcast, and the results of any further contact. If you did not have further contact with the PE Firm, please explain why.

<u>Interests of the Company's Directors and Executive Officers in the Merger, page 42</u>

<u>New Management Arrangements, page 48</u>

9. We note your disclosure regarding the profits interests of 7% of the profits from and after the closing of each of the JV entities. Please describe the JV entities in greater detail so that investors understand what you mean by "the closing of each of the JV entities." In addition, please describe in greater detail the material terms of Mr. Katzenberg's agreement with Comcast including a description of the the put and call rights of the profits interests.

Potential Change of Control Payments to Executive Officers, page 50

10. Please disclose whether any of your directors or executive officers will continue to work for the company or Comcast after the completion of the merger. In this regard, we note that Mr. Katzenberg has signed a consulting and employment agreement with Comcast.

Annex A, page A-1

Exhibit A, page A-49

11. We note that the written consent references "the Merger Agreement and the exhibits and attachments thereto." Please clarify whether the merger agreement has any exhibits and attachments and, if so, please tell us whether these should be filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

Cc: Eric Schiele
        Cravath, Swaine & Moore LLP